UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MarkWest Energy Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

570759100

(CUSIP Number)

John M. Fox

MWHC Holding, Inc.

3033 East 1st Avenue

Suite 400

Denver, Colorado 80206

(303) 468-0094

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 570759100

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) John M. Fox

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 10,948 Common Units

	8.	Shared Voting Power 7,102,612 Common Units

	9.	Sole Dispositive Power 10,948 Common Units

	10.	Shared Dispositive Power 7,102,612 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,113,560 Common Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) MWHC Holding, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 5,922,466 Common Units

	8.	Shared Voting Power

	9.	Sole Dispositive Power 5,922,466 Common Units

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,922,466 Common Units

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.1%

14.	Type of Reporting Person (See Instructions) CO

INTRODUCTION

This Amendment No. 1 (the “Amendment”) amends and supplements where indicated the Statement on Schedule 13D originally filed on March 3, 2008 (the “Original Statement”) by John M. Fox and MWHC Holding, Inc. (“MWHC Holding”).  This Amendment and the Original Statement are collectively referred to herein as the “Schedule 13D.”

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Statement.  This Amendment amends the Original Statement as specifically set forth herein.  Except as set forth below, all previous Items in the Original Statement remain unchanged.

This Amendment is being filed to update the number of Common Units held by the filing parties as a result of the transactions described below.

On April 24, 2009, the Brian T. Crabtree Trust (the “Crabtree Trust”) of which Mr. Fox is the trustee, distributed 104,406 common units to Mr. Crabtree, the beneficiary of the Crabtree Trust.  Following such distribution, the Crabtree Trust does not hold any Common Units.

On August 13, 2009, MWHC Holding entered into an Underwriting Agreement (the “Underwriting Agreement”) by and among Morgan Stanley & Co. Incorporated and UBS Securities LLC as representatives of the several underwriters, MarkWest Energy Partners, L.P. (the “Partnership” or “MarkWest”), MarkWest Energy Operating Company, L.L.C. and MWHC Holding whereby, among other things, MWHC Holding agreed to sell 300,000 Common Units to the underwriters in a registered public offering (the “August 2009 Offering”).  The August 2009 Offering closed on August 18, 2009.

Item 1.         Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Units (the “Common Units”) of MarkWest Energy Partners, L.P. (the “Partnership” or “MarkWest”).  The principal executive offices of MarkWest are located at 1515 Arapahoe Street, Tower 2, Suite 700, Denver, Colorado 80202.

Item 2.         Identity and Background

(a)           This Statement is being filed by John M. Fox and MWHC Holding, Inc., a Colorado corporation (“MWHC Holding”).

(b)           The address of the principal business office of each of Mr. Fox and MWHC Holding is 3033 East 1st Avenue, Suite 400, Denver, Colorado 80206.

(c)           Mr. Fox has served as a member of the board of directors of MarkWest Energy GP, L.L.C., the general partner of the Partnership (the “General Partner”), since May 2002.  Mr. Fox is currently the Lead Director of the board of directors of the General Partner and previously served as the board’s chairman from May of 2002 through October of 2008.    Mr. Fox had served as Chairman of MarkWest Hydrocarbon, Inc. (“Hydrocarbon”) from its inception in April 1988 until the merger of  MWEP, L.L.C., a subsidiary of the Partnership with and into Hydrocarbon (the “Merger”) pursuant to the terms of that Agreement and Plan of Redemption and Merger, dated as of September 5, 2007 (the “Redemption and Merger Agreement”), which was effected on February 21, 2008.  Mr. Fox also served as President and Chief Executive Officer of Hydrocarbon since April 1988 and of the General Partner since May 2002 until his retirement as President on November 1, 2003, and his resignation as Chief Executive Officer effective December 31, 2003.

MWHC Holding is a Colorado corporation and the principal business of MWHC Holding prior to the Merger was to act as a holding company for 4,482,387 shares of Hydrocarbon common stock.  Following the Merger, the principal business of MWHC Holding is to act as a holding company for the Common Units it received in the Merger.  The board of directors of MWHC Holding consists of Mr. Fox and his spouse, Marcella F. Fox.  Mr. Fox is the only executive officer of MWHC Holding.  Mrs. Fox is not currently employed and has not been employed during the past five years.  The address for Mrs. Fox is 3033 East 1st Avenue, Suite 400, Denver, Colorado 80206.

(d)           During the past five years, neither Mr. Fox, MWHC Holding nor Mrs. Fox has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, neither Mr. Fox, MWHC Holding nor Mrs. Fox was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Fox and Mrs. Fox are citizens of the United States.

Item 4.         Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

On April 24, 2009, the Brian T. Crabtree Trust (the “Crabtree Trust”) of which Mr. Fox is the trustee, distributed 104,406 common units to Mr. Crabtree, the beneficiary of the Crabtree Trust.  Following such distribution, the Crabtree Trust does not hold any Common Units.

On August 13, 2009, MWHC Holding entered into an Underwriting Agreement (the “Underwriting Agreement”) by and among Morgan Stanley & Co. Incorporated and UBS Securities LLC as representatives of the several underwriters, the Partnership, MarkWest Energy Operating Company, L.L.C. and MWHC Holding whereby, among other things, MWHC Holding agreed to sell 300,000 Common Units to the underwriters in a registered public offering (the “August 2009 Offering”).  The August 2009 Offering closed on August 18, 2009.  References to, and descriptions of, the Underwriting Agreement as set forth above are qualified in their entirety by reference to the copy of the Underwriting Agreement included as Exhibit 4 to this Schedule 13D, and incorporated in its entirety where such references and descriptions appear.

Other than as set forth in this Item 4, neither Mr. Fox nor MWHC Holding has any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer

Mr. Fox

(a)           As of the close of business on August 18, 2009, Mr. Fox may be deemed the beneficial owner of 7,113,560 Common Units, representing approximately 10.9% of the outstanding Common Units.  The foregoing includes 953,476 Common Units held jointly by Mr. Fox and his spouse, 5,922,466 Common Units directly owned by MWHC Holding, 224,805 Common Units directly owned by the Fox Family Foundation, and 1,865 Common Units directly owned by Bode Blanco.  Mr. Fox is the President, Treasurer and a director of the Fox Family Foundation and a member of Bode Blanco.  Mr. Fox disclaims beneficial ownership of the Common Units reported herein, except to the extent of any pecuniary interest therein.  The foregoing does not include 5,566 phantom units held by Mr. Fox which vest at various times beginning on January 31, 2010.  The MaggieGeorge Foundation for which certain family members of Mr. Fox are directors, holds 155,529 Common Units in the aggregate which are not included in the units for which Mr. Fox may be deemed the beneficial owner.  Mr. Fox disclaims beneficial ownership of the units held in the MaggieGeorge Foundation.

(b)           Mr. Fox has sole voting and investment power with respect to 10,948 Common Units.  Mr. Fox has shared voting and investment power with respect to 7,102,612 Common Units, which includes 953,476 Common Units held jointly with his spouse, 5,922,466 Common Units directly owned by MWHC Holding, 224,805 Common Units directly owned by the Fox Family Foundation and 1,865 Common Units directly owned by Bode Blanco.

The address of the principal business office of the Fox Family Foundation and each of its executive officers and directors is 3033 East 1st Avenue, Suite 400, Denver, Colorado 80206.  The Fox Family Foundation is a Colorado corporation formed for the purpose of assisting underprivileged parents and their newborn children, the education of underprivileged children and the advancement of women in economic and social distress.  Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of the Fox Family Foundation’s directors and executive officers.  During the past five years, neither the Fox Family Foundation nor any person set forth on Schedule I to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither the Fox Family Foundation nor any person set forth on Schedule I to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Each of the persons set forth on Schedule I to this Schedule 13D is a United States citizen.

The address of the principal business office of the Bode Blanco and Peter Mounsey, the manager of Bode Blanco is 3033 East 1st Avenue, Suite 400, Denver, Colorado 80206.  Bode Blanco is a Colorado limited liability company formed for the purpose of holding certain assets of the Fox family.  Peter Mounsey is the manager of Bode Blanco, L.L.C.  Mr. Mounsey is the manager of Mak-J Energy, an oil and gas company.  During the past five years, Mr. Mounsey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, Mr. Mounsey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Mounsey is a United States citizen.

(c)           On July 31, 2009, 634 phantom units held by Mr. Fox vested.  On August 18, 2009, MWHC Holding sold 300,000 common units pursuant to the Underwriting Agreement at a price per share of $20.0695.  Other than the transactions reported above, during the last 60 days, Mr. Fox has not, individually or through the entities through which Mr. Fox may be deemed the beneficial owner of Common Units, effected any transactions in the Partnership’s Common Units.

(d)           Not applicable.

(e)           Not applicable.

MWHC Holding

(a)-(b)     As of the close of business on August 18, 2009, MWHC Holding is the beneficial owner of 5,922,466 Common Units, representing approximately 9.1% of the outstanding Common Units.  MWHC Holding has sole voting and investment power with respect to such Common Units.

(c)           On August 18, 2009, MWHC Holding sold 300,000 common units pursuant to the Underwriting Agreement at a price per share of $20.0695.  Other than the foregoing, during the last 60 days, MWHC Holding has not effected any transactions in the Partnership’s Common Units.

(d)           Not applicable.

(e)           Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following paragraphs:

MWHC Holding is party to the Underwriting Agreement.  For a description of the Underwriting Agreement, see Item 4, which is incorporated herein by reference.  References to, and descriptions of the Underwriting Agreement as set forth herein are qualified in their entirety by reference to the copy of the Underwriting Agreement included as Exhibit 4 to this Schedule 13D and incorporated in its entirety where such references and descriptions appear.

In addition, in connection with an underwritten public offering of the Partnership’s Common Units in June 2009 (the “June 2009 Offering”), Mr. Fox entered into a customary lockup agreement with the underwriter in the June 2009 Offering.  Further, in connection with the August 2009 Offering, each of Mr. Fox and MWHC Holding entered into customary lockup agreements with the underwriters in the August 2009 Offering.  The restrictions set forth in the lockup agreements generally expire 90 days after the date of the prospectuses regarding such offerings.  The forms of such lockup agreements are included as Exhibits 5 and 6 to this Schedule 13D and incorporated in their entirety where such references and descriptions appear.

Item 7.         Material to be Filed as Exhibits

Exhibit No.	Description
1

Amended and Restated Class B Membership Interest Contribution Agreement, dated as of October 26, 2007, by and among the Partnership and the sellers named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed November 1, 2007 by the Partnership).

2	Amendment No. 4 to Amended and Restated Class B Membership Interest

Contribution Agreement, effective February 19, 2008, by and among the Partnership and the sellers named therein (incorporated by reference to Exhibit 2 to the Original Statement filed on March 3, 2008).

3

Registration Rights Agreement, dated as of February 21, 2008, by and among the Partnership, Mr. Fox and MWHC Holding (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 21, 2008 by the Partnership).

4

Underwriting Agreement dated as of August 13, 2009 among the Partnership, MarkWest Energy Operating Company, L.L.C., MWHC Holding, Morgan Stanley & Co. Incorporated and UBS Securities, LLC, as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed August 14, 2009 by the Partnership).

5

Form of Lockup Letter Agreement by John M. Fox in connection with the June 2009 Offering (incorporated by reference to Schedule II to the Underwriting Agreement dated as of June 5, 2009 among the Partnership, MarkWest Energy Operating Company, L.L.C. and Morgan Stanley & Co. Incorporated which is filed as Exhibit 1.1 to the Current Report on form 8-K filed June 10, 2009 by the Partnership).

6

Form of Lockup Letter Agreement by John M. Fox and MWHC Holding in connection with the August 2009 Offering (incorporated by reference to Schedule III to the Underwriting Agreement dated as of August 13, 2009 among the Partnership, MarkWest Energy Operating Company, L.L.C., MWHC Holding, Morgan Stanley & Co. Incorporated and UBS Securities, LLC, as representatives of the underwriters which is filed as Exhibit 1.1 to the Current Report on form 8-K filed August 14, 2009 by the Partnership).

7	Agreement of Joint Filing.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 19, 2009

/s/ John M. Fox
John M. Fox

MWHC Holding, Inc.

By:	/s/ John M. Fox
Name: John M. Fox
Title: President

SCHEDULE I

DIRECTORS AND OFFICERS OF THE FOX FAMILY FOUNDATION

Name	Position with Fox Family Foundation	Principal Occupation or Employment
John M. Fox	Director, President and Treasurer	See Item 2(c)
Marcella F. Fox	Director, Vice President	See Item 2(c)
John M. Fox, Jr.	Director, Secretary	Student
Kelley P. Fox	Director, Assistant Secretary	Owner of Priscilla-Cornell Interior Design
Becca Selvidge Fox	Director, Officer	Not currently employed
Peter Mounsey	Director, Officer	Manager of Mak-J Energy

Exhibit Index

Exhibit No.	Description
1

Amended and Restated Class B Membership Interest Contribution Agreement, dated as of October 26, 2007, by and among the Partnership and the sellers named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed November 1, 2007 by the Partnership).

2

Amendment No. 4 to Amended and Restated Class B Membership Interest Contribution Agreement, effective February 19, 2008, by and among the Partnership and the sellers named therein (incorporated by reference to Exhibit 2 to the Original Statement filed on March 3, 2008).

3

Registration Rights Agreement, dated as of February 21, 2008, by and among the Partnership, Mr. Fox and MWHC Holding (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 21, 2008 by the Partnership).

4

Underwriting Agreement dated as of August 13, 2009 among the Partnership, MarkWest Energy Operating Company, L.L.C., MWHC Holding, Morgan Stanley & Co. Incorporated and UBS Securities, LLC, as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed August 14, 2009 by the Partnership).

5

Form of Lockup Letter Agreement by John M. Fox in connection with the June 2009 Offering (incorporated by reference to Schedule II to the Underwriting Agreement dated as of June 5, 2009 among the Partnership, MarkWest Energy Operating Company, L.L.C. and Morgan Stanley & Co. Incorporated which is filed as Exhibit 1.1 to the Current Report on form 8-K filed June 10, 2009 by the Partnership).

6

Form of Lockup Letter Agreement by John M. Fox and MWHC Holding in connection with the August 2009 Offering (incorporated by reference to Schedule III to the Underwriting Agreement dated as of August 13, 2009 among the Partnership, MarkWest Energy Operating Company, L.L.C., MWHC Holding, Morgan Stanley & Co. Incorporated and UBS Securities, LLC, as representatives of the underwriters which is filed as Exhibit 1.1 to the Current Report on form 8-K filed August 14, 2009 by the Partnership).

7	Agreement of Joint Filing.